               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               GROWTH STOCK, SERIES 24

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

                   THE PAINEWEBBER EQUITY TRUST,
                     GROWTH STOCK, SERIES 24

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                ) Front Cover
    (b) Title of securities issued   )

2.  Name and address of Depositor    ) Back Cover

3.  Name and address of Trustee      ) Back Cover

4.  Name and address of principal    ) Back Cover
     Underwriter                     )

5.  Organization of Trust            ) Nature of Trust

6.  Execution and termination of     ) Nature of Trust
     Trust Agreement                 ) Termination of the Trust

7.  Changes of name                  ) *

8.  Fiscal Year                      ) *

9.  Litigation                       ) *

              II.  General Description of the Trust
                     and Securities of the Trust

10. General Information regarding    ) Summary of Portfolio
    Trust's Securities and Rights    ) Rights of Certificate-
    of Holders                       ) holders

----------
* Not applicable, answer negative or not required.

                  Subject to completion dated November 12, 1999

                          THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK, SERIES 24


                                           A "UNIT INVESTMENT TRUST"


          The attached final prospectus for The PaineWebber Equity Trust, Growth Stock, Series 22 is hereby used as a preliminary prospectus for The PaineWebber Equity Trust, Growth Stock, Series 24. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. In addition, with regard to the Securities and Exchange Commission's "plain English" format requirements, the final prospectus for the PaineWebber Equity Trust, Growth Stock Series 24 will be substantially the same as the Preliminary Prospectus for the PaineWebber Equity Trust, Growth Stock Series 23, currently on file with the Commission. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                    Prospectus dated May 19, 1999
                   contained in File No. 333-45757
                       is hereby incorporated
                           by reference.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 12th day of November, 1999.

                                            THE PAINEWEBBER EQUITY TRUST,
                                              GROWTH STOCK SERIES 24
                                            (Registrant)
                                            By: PaineWebber Incorporated
                                            (Depositor)

                                            /s/ Robert E. Holley
                                            -----------------------------------
                                            Robert Holley
                                            Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 12th of November, 1999.


PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*
Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*
Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*
Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*
Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By /s/ Robert E. Holley
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*

--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.